Exhibit 3.1

CERTIFICATE OF INCORPORATION

OF

OXFORD NORTHEAST LTD.

Under Section 402 of the Business Corporation Law

FIRST:	The name of the Corporation is: OXFORD NORTHEAST LTD.

SECOND:	This Corporation is formed to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD:	The County within this state, in which the office of the corporation is to be located is: Rockland.

FOURTH:	The total number of shares which the Corporation shall have authority to issue are: 50,000,000 shares common stock par value $.0001, and 10,000,000 shares of preferred stock, par value $.0001.
The powers, preferences, rights, and the qualification, limitations and restrictions of the preferred shares shall be determined by the board of directors.

FIFTH:	The Secretary of State is designated as agent of the Corporation upon whom process against the Corporation may be served. The post office address to which the Secretary of State shall mail a copy of any process accepted on behalf of the Corporation is:

Samuel Eisenberg
100 NY – Route 59
Monsey, New York 10952

SIXTH:	No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

Limary Hewes, Incorporator
25 Robert Pitt Drive
Monsey, NY 10952